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                              May 27, 2022

       Thanh H. Lam
       Chief Executive Officer
       Nova LifeStyle, Inc.
       6565 E. Washington Blvd.
       Commerce, CA 90040

                                                        Re: Nova LifeStyle,
Inc.
                                                            Amendment No. 2 to
Registration Statement on Form S-3
                                                            Filed May 23, 2022
                                                            File No. 333-261343

       Dear Ms. Lam:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 2 to Form S-3

       Exhibits

   1. The legal opinion filed as Exhibit 5.1 contains the following language, which appears to involve an
inappropriate assumption by counsel, "assuming the Company completes all actions and proceedings
required on its part to be taken prior to the issuance and delivery of the Shares pursuant
to the terms of the Warrants, including, without limitation, collection of required
payment for the Shares, if applicable." See Section II.B.3.a of Staff
                                                        Legal Bulletin No. 19.
Please file a revised opinion that removes this assumption.
 Thanh H. Lam
FirstName  LastNameThanh H. Lam
Nova LifeStyle, Inc.
Comapany
May        NameNova LifeStyle, Inc.
     27, 2022
May 27,
Page 2 2022 Page 2
FirstName LastName
       Please contact Jennifer Angelini at 202-551-3047 or Sergio Chinos at 202-551-7844 with any questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of
Manufacturing
cc:      Ralph V. DeMartino